Exhibit 99.1

Nano Labs Plans to Apply for License for HKD and Offshore RMB Stablecoin Businesses

Hong Kong, June 23, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced that it plans to apply for relevant licenses to operate Hong Kong dollar and offshore RMB stablecoin businesses in partnership with other entities, following the official enactment of the Hong Kong Stablecoins Bill (the “Stablecoins Bill”).

In parallel, Nano Labs plans to develop a technical framework for stablecoins, focusing on blockchain networks such as Bitcoin and Binance Coin (the “BNB”). Nano Labs looks forward to forming strategic partnerships and providing strong support to foster the development of both the stablecoin ecosystem and the broader Web 3.0 industry.

On May 21, 2025, the Legislative Council of Hong Kong passed the Stablecoins Bill, establishing a licensing regime for fiat-referenced stablecoin (“FRS”) issuers and reinforcing Hong Kong’s role as a global financial hub for digital assets. On June 6, 2025, the Hong Kong government published a notice in the Gazette appointing August 1, 2025 as the effective date for the Stablecoins Ordinance.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, it has established Bitcoin value investment and adopted Bitcoin as primary reserve asset. Nano Labs has established an integrated solution platform covering three main business verticals, including HTC solutions and HPC solutions. The HTC solutions feature its proprietary Cuckoo series chips, which have become alternative Application-Specific Integrated Circuit (“ASIC”) solutions for traditional GPUs. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com